SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From June 1st to 30th, 2021 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					32,367,601
ADR		Common					1,136,139
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Option Exerc	02	532,405	11.972	6,373,952.66
Shares	Common	Direct with the Company	Sell	02	329,064	19.37	6,373,969.68
Shares	Common	Bradesco Corretora	Sell	16	197,000	19.12	3,766,640.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					32,373,942
ADR		Common					1,136,139

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From June 1st to 30th, 2021 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					5,468,654
ADR		Common					553,648
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	XP Corretora	Buy	01	1,000	18.40	18,400.00
Shares	Common	Direct with the Company	Option Exerc	01	38,080	11.972	455,893.76
Shares	Common	XP Corretora	Sell	01	1,000	18.40	18,400.00
Shares	Common	Direct with the Company	Sell	01	24,289	18.77	455,904.53
Shares	Common	Itaú Corretora	Sell	01	1,100	17.99	19,789.00
Shares	Common	Itaú Corretora	Sell	02	10,000	19.05	190,500.00
Shares	Common	XP Corretora	Sell	02	66	18.92	1,248.72
Shares	Common	XP Corretora	Sell	02	6,100	18.95	115,595.00
Shares	Common	Direct with the Company	Sell	08	56,250	19.59	1,101,937.50
Shares	Common	Direct with the Company	Sell	08	24,039	19.59	470,924.01
Shares	Common	Itaú Corretora	Sell	14	1,000	19.42	19,420.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					5,383,890
ADR		Common					553,648

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From May June 1st to 30th, 2021 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer